This document is a free translation of the Brazilian judicial administrator's report referred to November 2019 financial information of Oi S.A. and some of its subsidiaries ("RJ Debtors") filled within the 7th Business Court of Rio de Janeiro on January, 21st, 2019. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

TO YOUR HONOR JUDGE OF THE 7th BUSINESS DISTRICT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO

Case No 0203711-65.2016.8.19.0001
Court Supervised Reorganization of Oi S.A and others

The **JUDICIAL ADMINISTRATOR** (Escritório de Advocacia Arnoldo Wald), appointed in the Court-Supervised Reorganization procedure of **Oi S.A. and others**, respectfully requests the attached Monthly Activity Report ("RMA") for the month of November 2019 to be entered into the

docket.

Rio de Janeiro, January 21, 2020.

Judicial Administrator
Escritório de Advocacia Arnoldo Wald

MONTHLY ACTIVITIES REPORT

RMA

Court supervised Reorganization

Oi

November . 2019

January 21st 2020

EXECUTIVE REPORT

INTRODUCTION

Sir. Judge of the 7th Business District Court of the Capital of the State of Rio de Janeiro

The Judicial Administrator, Escritório de Advocacia Arnoldo Wald ("Wald" or "AJ"), appointed in the records of the Court-Supervised Reorganization of the Oi Group (case number 0203711-65.2016.8.19.0001), and RC Consultores, subcontracted by AJ to assist in the preparation of the Monthly Activity Report ("RMA"), come, respectfully, to your presence, in accordance with the decision of pages 91.223 / 91,224, present the Monthly Activities Report - RMA for the month of November 2019.

As you know, Court-Supervised Reorganization involves the following companies:

- Oi S.A. - in Court-Supervised Reorganization ("Oi S.A.");
- Telemar Norte Leste S.A. - in Court-Supervised Reorganization ("Telemar Norte Leste");
- Oi Móvel S.A. - in Court-Supervised Reorganization ("Oi Móvel");
- Copart4 Participações S.A. - in Court-Supervised Reorganization ("Copart4")*;
- Copart5 Participações S.A. - in Court-Supervised Reorganization ("Copart5")*;
- Portugal Telecom International Finance B.V. - in Court-Supervised Reorganization ("PTIF"); and
- Oi Brasil Holdings Coöperatief U.A. - in Court-Supervised Reorganization ("Oi Coop").

This report, which includes financial information based mainly on elements provided by the Companies undergoing Court-Supervised Reorganization up to January 21st, 2020, contains data referring to the month of November 2019, and should be analyzed together with the preliminary activity report, as well as the other Monthly Activities Reports - RMA's previously presented.

The Monthly Activities Report RMA will have a chapter specifically focused on the consolidated financial information of the Companies undergoing Reorganization, which in this Report will cover the Managerial Cash Flow Statement for said month, presented in the tables in comparison with the immediately preceding month. The report will highlight the main variations that occurred during the period in question, presenting the clarifications provided by the Management of the Companies undergoing Reorganization.

* Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January 2019, as established in clause 7, annex 7.1 of the Court-Supervised Reorganization Plan - PRJ; Copart5 Participações S.A. was merged into Oi S.A. in March 2019, as established in clause 7, annex 7.1 of the Court-Supervised Reorganization Plan - PRJ.

This report, prepared through analytical procedures and discussions with the Company's Management, aims to provide the Judge and the interested parties with information on the financial situation of the companies undergoing reorganization and the relevant operations carried out by them, as well as a summary of the activities carried out by Judicial Administrator AJ until the closing of this report.

The information presented below is mainly based on data and elements submitted by the companies undergoing reorganization. The individual financial statements of all companies undergoing reorganization as well as the consolidated financial statements of the Oi Group (which include but are not limited to the companies undergoing reorganization) are audited annually by independent auditors. Limited review procedures are applied by the auditors for the filing with the Securities and Exchange Commission - CVM of the Oi Group's Consolidated Quarterly Financial Information ("ITRs"). Regarding the individual financial information of each Company undergoing Reorganization, prepared in monthly periods other than those that compose the ITRs delivered to the Securities and Exchange Commission - CVM, these are not submitted to independent audit review, either by the auditors hired by the Oi Group or by the Judicial Administrator - AJ.

The Judicial Administrator - AJ, honored with the assignment, is available for further clarification on the information contained in this report or other additional information.

Sincerely,

Arnoldo Wald Filho
awf@wald.com.br

Samantha Mendes Longo
samantha@wald.com.br

Members

Telephone: +55 (11) 3074-6000

Marcel Augusto Caparoz
Chief Economist
marcel@rcconsultores.com.br

Telephone: +55 (11) 3053-0003

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDERGOING REORGANIZATION

Picture 1 - Corporate Organization Chart of the Companies undergoing Reorganization


Oi
OI S.A. (Holding)
under court-supervised reorganization
100%
Telemar Norte Leste S.A. (STFC concession) under court-supervised reorganization
100%
Portugal Telecom Intern. Finance B.V. (Financial vehicle) under court-supervised reorganization
100%
Oi Brazil Holdings Coöperatief U.A. (Financial vehicle) under court-supervised reorganization
99,875%
Oi Serviços Financeiros S.A. (current name Copart 3)
100%
CVTEL B.V.
100%
Rio Alto Gestão de Créditos e Participações S.A.
100%
Carrigans Finance S. a RL
100%
PT Particpações SGPS S.A.
99,8%
Bryophyta SP Participações Ltda.
100%
Oi Móvel S.A. (SMP and SeAC authorization) under court-supervised reorganization
6 other companies (see appendixes)
8 other companies (see appendixes)
Caption
GROUP OF THE COMPANIES UNDERGOING REORGANIZATION

Source: Information made available by the Management

** Chart previously presented in the Preliminary Activity Report.*
Information presented again to facilitate the understanding of the structure of the Companies undergoing Reorganization

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDERGOING REORGANIZATION

Picture 2 - Corporate Organization Chart of the Companies undergoing Reorganization


Telemar Norte Leste S.A. (STFC concession) under court-supervised reorganization
100%
Oi Móvel S.A. under court-supervised reorganization
50%
Companhia AIX de Participações
81,61%
SEREDE Serviços de Rede S.A.
99,99%
Dommo Empreendimentos Imobiliários Ltda.
99,99%
BrT Card Serviços Financeiros Ltda.
10%
Pharol SGPS S.A.
100%
Brasil Telecom Call Center S.A.
19,04%
Hispamar Satélite S.A.
50%
Companhia ACT de Participações
Caption
COMPANIES OF THE GROUP
UNDERGOING REORGANIZATION

Source: *Information made available by the Administration*

** Chart previously presented in the Preliminary Activity Report.*
Information presented again to facilitate the understanding of the structure of the Companies undergoing Reorganization

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDERGOING REORGANIZATION

Picture 3 - Corporate Organization Chart of the Companies undergoing Reorganization


Oi Móvel S.A. under court-supervised reorganization
100%
Pointer Network S.A.
5 other companies
100%
Paggo Empreendimentos S.A. (Holdings)
99,99%
Brasil Telecom Comunicação Multimídia Ltda.
99,99%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.
99,99%
Paggo Administradora Ltda.
50%
Paggo Soluções e Meios de Pagamentos S.A.
Caption
COMPANIES OF THE GROUP UNDERGOING REORGANIZATION

Source: Information made available by the Administration

** Chart previously presented in the Preliminary Activity Report.*
Information presented again to facilitate the understanding of the structure of the Companies undergoing Reorganization.

COMPANIES UNDER COURT-SUPERVISED REORGANIZATION

Picture 4 - Companies undergoing Court-supervised Reorganization

Oi S.A.
Main provider of Fixed Telephony services in Region II and national and international long-distance services. It also holds stakes in other Group companies, being the main "Holding" of the Oi Group.

Oi Coop
Non-operational entity. Vehicle for raising finance/resources on the international market


Oi S.A.
Oi Móvel S.A.
Portugal Telecom International Finance B.V.
COMPANIES OF THE OI GROUP
Oi Brasil Holdings Coöperatief U.A.
Telemar Norte Leste S.A.
Copart 4 e Copart 5 Participações S.A.

Oi Móvel
Provider of mobile phone services in Regions I, II and III and DTH TV services.

Telemar Norte Leste
Main provider of fixed telephony services in Region I and national and international long-distance calls.

PTIF
Non-operational entity. Vehicle for raising finance/resources on the international market

Copart 4 and 5
Two legal entities used for the management and administration of the real estate property and the main properties leased to the Oi Group

RELEVANT FACTS & NOTICES TO THE MARKET

Below we present some of the relevant facts and announcements to the market released by the Oi Group that have a direct relationship with the Companies undergoing Reorganization:

Relevant Facts and Releases to the Market in the month of **NOVEMBER/19**

November 6th - Postponement of the release of Quarterly Information - 3rd Quarter/2019 ITR

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), in compliance with article 157, paragraph 4, of Law 6404/76, and with the provisions of CVM Instruction 358/02 of the Securities and Exchange Commission, informed its shareholders and the market in general of the postponement of the disclosure of its Quarterly Information Form for the 3rd quarter of the current fiscal year ("ITR 3rd Quarter/2019"), which disclosure was expected for November 13, 2019 and which will take place, together with the independent auditors' review report, on December 2, 2019.

On February 1, 2019, Oi filed with the United States Securities and Exchange Commission ("SEC") the Resale Registration Statement, as a development of its obligations under the Court-Supervised Reorganization Plan ("PRJ"), being obliged to keep this registration updated until 2022, including the need to file the financial information related to the last 3 fiscal years submitted to a full audit process.

There is thus a need to complete the full audit process for the fiscal years 2016, 2017 and 2018, whose financial statements were previously prepared and filed in accordance with the standards and requirements of the "Generally Accepted Accounting Principles in the United States" (USGAAP).

Due to the specificities related to the 2016 fiscal year, especially the request for court-supervised reorganization filed on June 20, 2016, with relevant repercussions on the financial information for that year, in addition to the option already communicated on Form 20F to change the Company's accounting standard to IFRS, Oi had requested the SEC authorization to replace the full audit process of the financial statements for the 2016 fiscal year with the financial information for the first 9 months of 2019, which was granted by the SEC on October 11, 2019.

The full audit work for the period ended September 30, 2019 then brought additional work and formalities in relation to the regular disclosure of quarterly information that require the Company and its auditors to have a longer period for completion.

In order to provide greater transparency to the market in general before the new disclosure date mentioned above, the Company anticipates the disclosure of the following unaudited performance information for the 9-month period ended September 30, 2019:

Routine Ebitda	In line with the guidance set out in the Strategic Plan released on July 16, 2009
Cash Position	BRL 3.192 billion

The complete relevant fact can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&onta=28&ipo=43700

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Releases to the Market in the month of **NOVEMBER/19**

22 November - Reply Letter B3

Dear Sirs,

We refer to Office 994/2019 - SLS sent by B3 S.A. - Brasil, Bolsa, Balcão ("Office"), through which Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company") is requested to disclose the procedures and schedule that will be adopted to fit the quotation of its shares in an amount equal or superior to BRL 1.00 (i) until May 7th, 2020; or (ii) until the date of the first general meeting held after the receipt of this notice, whichever occurs first.

In this regard, the Company informs that, in case the price of its shares does not fit consistently in a level above BRL 1.00, after the implementation of the next steps foreseen in the strategic plan already disclosed to the market, it intends to propose to the Company's Board of Directors that, at the time of the Annual General Meeting to be held in April 2020, an item be included in the agenda to deal with the reverse split of its shares, pursuant to the applicable regulations.

As this was our responsibility for the moment, we are at your disposal to provide any further clarifications that may be necessary.

The complete relevant fact can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&onta=28&ipo=43700

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Announcements to the Market in the month of **DECEMBER/19**

06 December - Extension of Court-Supervised Reorganization

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), in compliance with article 157, paragraph 4, of Law 6404/76 and the provisions of CVM Instruction 358/02 of the Securities and Exchange Commission, informed its shareholders and the market in general that, on that date, the Company and its subsidiaries under court-supervised reorganization ("Oi Companies") filed a petition before the 7th Business Court of Rio de Janeiro requesting that the court supervision of the Oi Companies be not terminated on February 4, 2020, the date on which the ratification of the Court-Supervised Reorganization Plan ("Rio de Janeiro Plan") completes two years. The measure of non-termination of court supervision does not bring changes to the current situation of Oi Companies and has no impact on compliance with the Court-Supervised Reorganization Plan in force, nor in relation to current credits and any new resources that may be accessed by Oi Companies. It is worth noting that the continuity of court supervision at the end of the two-year period is a natural measure that has been applied in most court-supervised reorganization processes.

Despite the good progress of the implementation of the Court-Supervised Reorganization Plan, which has already concluded most of the stages established in the process and which were important for the Company's recovery, the application presents the Court with circumstances related to the complexity inherent to the magnitude of its Court-Supervised Reorganization process and to the ongoing reforms in the legal-regulatory environment, and which require measures still to be implemented within the scope of Court-Supervised Reorganization ("RJ"). The non-termination of Court Supervised Reorganization will allow Oi Companies to continue to execute their Court-Supervised Reorganization Plan with stability and transparency and will keep Oi Companies focused on improvement actions aimed at their clients.

Oi reiterates its commitment to the execution of its strategic transformation plan focusing on the massification of fiber optics in the country and on businesses with higher added value and a trend for growth and future vision. This movement is already beginning to show positive results in its operational and financial indicators, and will be accelerated from 2020 onwards, reaching consolidation in 2021.

The complete relevant fact can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&onta=28&ipo=43700

December 10th - Transition in the CEO position

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), in compliance with article 157, paragraph 4, of Law 6404/76 and the provisions of CVM Instruction 358/02 of the Securities and Exchange Commission, informed its shareholders and the market in general that Mr. Eurico de Jesus Teles Neto announced on that date that he will leave the position of Chief Executive Officer on January 30, 2020, according to the Adjustment Term and Model for the Transition of Executive Officers ("Term") ratified by the Court of the 7th Business District of the Capital of the State of Rio de Janeiro ("Court of Court-Supervised Reorganization").

Under the terms of this Term, the Board of Directors of Oi shall indicate the name of the substitute for the position, to be previously and formally informed to the Court-Supervised Reorganization Court and the Public Prosecution Service of the State of Rio de Janeiro, in the context of an incident that runs in secret of justice.

The Company will keep its shareholders and the market informed of any relevant developments in the subject matter of this Material Fact.

The complete relevant fact can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&onta=28&ipo=43700

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Announcements to the Market in the month of **DECEMBER/19**

December 12th - CVM/B3 Consultation Clarifications

Dear Sirs,

In attention to the letter B3 1.101/2019-SLS, of 12/11/2019, from B3 S.A. - Brasil, Bolsa, Balcão ("B3"), transcribed below, through which Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company") is requested to clarify the news published in the press by the newspaper O Estado de São Paulo, on November 12th, 2019, under the title "Lava Jato apura contratos da Oi com filho de Lula", the Company hereby presents the following:

"Dear Sirs,

In a news article published by the newspaper O Estado de São Paulo on 12/11/2019, under the title "Lava Jato apura contratos da Oi com filho de Lula", there is, among other information, that:

- *1. In its 69th phase, Lava Jato investigates contracts of Oi/Telemar and Vivo Telefônica with companies controlled by Fábio Luís Lula da Silva, the eldest son of former president Luiz Inácio Lula da Silva;*
- *2. According to the Office of the Attorney General (MPF), Fábio Luís' compannies received BRL 132 million between 2004 and 2018 without proof that they provided services. In exchange for the transfers, the telephone operators would have been benefited by the government of the Labor Party founder;*
- *3. Still according to the investigators, part of the money would have been used by Fábio Luís' partners to buy the Atibaia leisure farm, which earned Lula a conviction.*

We ask for clarifications on the items marked, until 09:00 AM of 12/12/2019, with your confirmation or not, as well as other information considered important"

In this regard, Oi makes it clear that on December 10, it disclosed a note regarding the search and seizure operation carried out by the Federal Police at the Company's administrative headquarters that day, as transcribed below:

"Oi Notifice – December 10th, 2019
The Company has participated in a collaborative manner, sending all the information requested

Oi clarifies that, within the scope of the definitions of its Court-Supervised reorganization plan, approved by the General Meeting of Creditors in December 2017, new standards of governance and corporate composition were established, culminating in a new management structure, with the election of an independent board and an executive board responsible for implementing the RJ plan. With the approval of its plan by the Court-Supervised Reorganization Court, this management began a process of erecting the company, under court supervision, following legal rites and in a transparent manner. In this context, the company announced to the market, at the beginning of this semester, the implementation of a plan to transform its business.

In the context of investigations already concluded or in progress by different authorities, the company has participated in a collaborative manner, sending all the information requested. The company's management reiterates that it does not condone any irregularity and has not measured efforts to ensure that any actions that may have harmed the company are fully investigated.

From the company's point of view, it is important to emphasize that the episodes mentioned so far in the investigations did not in fact represent any benefit or favor to its business. On the contrary, the company, when filing its petition for Court-Supervised Reorganization, listed some of these episodes - such as the merger with Brasil Telecom and corporate operations with Portugal Telecom - as components that led to the liquidity crisis that justified this request.

(Continues...)

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Announcements to the Market in the month of **DECEMBER/19**

December 12th - CVM/B3 Consultation Clarifications

(Continues...)

Oi, also in the scope of its governance and administration transformation, has been adopting and improving a series of internal initiatives and procedures, which include contract review and adequacy, establishment of new management practices and adoption of strict compliance rules. In this context, the company has adopted internal audit and forensic processes in order to investigate any irregularities. These processes are fundamental to decision making and corrective action.

Oi is the main stakeholder in the total clarification of any acts that may have caused it harm and reaffirms the commitment to continue with its transformation process, keeping in line with the highest standards of governance, ethics and transparency"

Oi clarifies, furthermore, that all the information requested by the authorities, such as contracts, was provided, and the competent authorities were responsible for the correct and ample ascertainment of the facts, and it is not for this Company to comment on situations mentioned in the report and over which it has no control or knowledge, such as the alleged acts of third parties mentioned.

These being the considerations we had in relation to the Office, we are at your disposal for further clarification.

The notice can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&ipo=43700

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Releases to the Market in the month of **DECEMBER/19**

December 12th - New Chief Executive Officer

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), in compliance with the provisions of CVM Instruction 358/02 of the Securities and Exchange Commission and in continuity with the Material Fact dated December 10, 2019, informed its shareholders and the market in general that, in accordance with the provisions of the Adjustment Term and Model of Transition of Executive Board, ratified by the Judge of the 7th Business Court of the State of Rio de Janeiro, on that date the Public Prosecution Service of the State of Rio de Janeiro and the Court-Supervised Reorganization Court were formally informed of the appointment made by the Board of Directors of Oi, unanimously, in a meeting held on December 10, 2019, of Mr. Rodrigo Modesto de Abreu to assume the position of Chief Executive Officer of the Company on January 31st, 2020, after the departure of Mr. Eurico de Jesus Teles Neto, announced to take place on January 30th, 2020.

Currently in the position of Chief Operating Officer - COO - of Oi since September 2019, Mr. Rodrigo Abreu joined the Company in September 2018 as a member of its Board of Directors, having also acted as coordinator of the Transformation, Strategy and Investments Committee.

As COO, Mr. Abreu has been responsible for the operation of the Company's core business, encompassing the areas of finance and administration, planning and operational performance, network management center - CGR, logistics and S&OP, infrastructure, customer service, engineering, systems, digital, customer service, planning and quality, retail and corporate, retail and corporate sales, customer relationship, corporate, retail and corporate marketing, ombudsman and service.

The notice can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&onta=28&ipo=43700

December 23rd- Issue of debentures by Oi

Oi S.A. - Under Court-Supervised Reorganization ("Oi" or "Company"), in compliance with article 157, paragraph 4, of Law 6,404/76 and the provisions of CVM Instruction 358/02 of the Securities and Exchange Commission, informed its shareholders and the market in general that its subsidiary Oi Móvel S.A. - Under Court-Supervised Reorganization ("Oi Móvel") entered into a deed of issuance of simple debentures, not convertible into shares, of the kind with in real guarantee, with additional fiduciary guarantee, in a single series, for private placement, of its issuance, in the total amount of up to BRL 2,500,000,000.00 ("Debentures" and "Issue", respectively).

Under the terms of the corporate resolutions of the Company and Oi Móvel, the Issue and Debentures have as main characteristics:

(i) Term and Maturity Date: Twenty-four (24) months from the issue date, except in the event of early redemption and early maturity of the Debentures provided for in the Debenture Deed;
(ii) Remuneration: change in the US dollar plus interest of (i) 12.66% (twelve whole and sixty-sixths percent) per annum (PIK) during the first twelve months from the first payment; and (ii) 13.61% (thirteen whole and sixty-one hundredths percent) per annum thereafter; and
(iii) Guarantees: the Debentures will have real and fiduciary guarantees provided by Oi Móvel, the Company and its subsidiary Telemar Norte Leste S.A. - under Court-Supervised reorganization.

The Issue was approved on the basis of Clause 5.3 of the Plan for Court-Supervised Reorganization of Oi Companies and is inserted in the context of extra-cursory financing, in the Debtor in Possession Financing (DIP Financing) modality.

The relevant fact can be accessed at
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&onta=28&ipo=43700

RELEVANT FACTS & NOTICES TO THE MARKET

Relevant Facts and Releases to the Market in the month of **DECEMBER/19**

December 23rd - Surplus payment for Sistel plan

Oi S.A. - In Court-Supervised Reorganization ("Oi" or "Company") informed its shareholders and the market in general that the National Superintendence of Complementary Pension Plans - Previc - approved the distribution of a surplus for the PBS-A plan, managed by Sistel.

As sponsors of this plan, the Company and its subsidiaries Telemar Norte Leste S.A. - Under Court-Supervised Reorganization and Oi Móvel S.A. - Under Court-Supervised Reorganization (jointly, "Oi Sponsors") will receive from Sistel the total amount of BRL 669,053,543.20 (six hundred and sixty nine million, fifty three thousand, five hundred and forty three reais and twenty cents), in 36 monthly installments of BRL 18,584,820.64 (eighteen million, five hundred and eighty four thousand, eight hundred and twenty reais and sixty four cents). The payment of the first installment, for the month of December 2019, has already been made by Sistel.

The relevant fact can be accessed at:
https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&ipo=43700

FINANCIAL DATA

4.1 Managerial Cash Flow Statement

MANAGERIAL CASH FLOW STATEMENT

HIGHLIGHTS

STATEMENT
NOVEMBER 1st to 30th, 2019

- **Net Operating Cash Generation** by the Companies undergoing Reorganization was negative by BRL 375 million in November/19

- **Investments** reached the level of BRL 596 million in November/19

- **Revenue** was reduced by BRL 106 million in November/19, totaling BRL 2,013 million

- The **Payments** heading increased by BRL 98 million in November/19, reaching the level of BRL 1,792 million

- The **Closing Balance of the Financial Cash** of the Companies undergoing reorganization shrank by BRL 373 million in November/19, totaling BRL 2,239 million

Statement

NOVEMBER 1st to 30th, 2019

Generation of Net Operating Cash by the Companies undergoing Reorganization was negative by BRL 375 million in November/19

- The Generation of Net Operating Cash by the Companies undergoing Reorganization in the month of November/19 was negative in BRl 375 million, after a negative result of BRL 456 million observed in the previous month (Picture 5). In comparison with October/19, Revenue registered a reduction of BRL 106 million, reaching the level of BRL 2,013 million, while cash outflows with Payments and Investments fell by BRL 187 million, totaling BRL 2,388 million jointly (Picture 6).
- The other movements in the Companies undergoing Reorganization, which includes Financial Transactions, contributed with a cash inflow of BRL 2 million in November/19.
- Thus, the variation in the Final Balance of the Financial Cash Fund of the Companies undergoing Reorganization was negative by BRL 373 million in November/19, resulting in an amount of BRL 2,239 million (Picture 7), corresponding to a drop of 14.3% in relation to the previous month.
- Detailed considerations of the variations will be reviewed in the next few pages.

Source: Financial statements and managerial information

Picture 5 - Net Operating Cash Generation - Monthly Balance



in BRL million
1.093
(375)

Picture 6 - Monthly evolution . Revenue x Payments/Investments



REVENUE
PAYMENTS + INVESTMENTS
in BRL million
2.388
2.013

Picture 7 - Financial Cash – Companies undergoing Reorganization - monthly - Final balance



in BRL million
7.524
7.515
2.239

Cash outflow with Investments contributed to the negative balance of Net Operating Cash Generation

Picture 8 - Statement of cash flow management

	October/19	November/19	Δ
Clients	1,553	1,473	-5%
Network Usage Services	8	5	-38%
Dealers	443	421	-5%
Other	105	114	9%
Revenue (1)	2,119	2,013	-5%

	October/19	November/19	Δ
Plant Maintenance	(339)	(371)	9%
Rentals	(366)	(311)	-15%
Data Processing/Print shop	(28)	(156)	457%
Call Center/ Collection Service	(103)	(125)	21%
Dealers	(101)	(103)	2%
Consultancy / Audits / Fees	(39)	(32)	-18%
Other Services/Payments	(286)	(170)	-41%
Materials/Services (2)	(1,264)	(1,268)	0%

	October/19	November/19	Δ
Network Usage Services	(9)	(6)	-33%
Judicial Deposits	88	33	-63%
Contingencies	-	(13)	N.A.
Other Payments (2)	79	14	-82%

	October/19	November/19	Δ
Telemar	(245)	(212)	-13%
Oi S.A.	(88)	(54)	-39%
Oi Móvel	(548)	(330)	-40%
Investments (3)	(881)	(596)	-32%



in BRL million
2.013
(134)
(1.268)
(404)
0
14
(596)
(375)
Revenue
Personnel
Materials/Services
Taxes
Mediation
Other payments
Investments
Net Operating Generation

Source: Financial statements and managerial information

Statement

NOVEMBER 1st to 30th, 2019

Table 1 - Managerial Cash Flow Statement - November/19

BRL million	(A) October 31st, 2019 October/19	(B) - (A) Variation	(B) November 30th, 2019 November 19
BEGINNING BALANCE - Financial Cash	3,060	(448)	2,612
Clients	1,563	(90)	1,473
Network Usage Services	8	(3)	5
Dealers	443	(22)	421
Other	105	9	114
Revenue (1)	2,119	(106)	2,013
Personnel	(125)	(9)	(134)
Materials/Services Suppliers	(1,273)	(1)	(1,274)
Taxes	(384)	(20)	(404)
Judicial Deposits	88	(55)	33
Contingencies	-	(13)	(13)
Mediation	-	-	-
Payments (2)	(1,694)	(98)	(1,792)
Telemar	(245)	33	(212)
Oi S.A.	(88)	34	(54)
Oi Móvel	(548)	218	(330)
Investments (3)	(881)	285	(596)
Net Operating Cash Generation (1+2+3)	(456)	81	(375)
Capital Increase	-	-	-
Pharol Agreement	-	-	-
Intra-Group Transactions	-	-	-
Financial Transactions	8	(6)	2
Dividends and Interest on Own Capital	-	-	-
FINAL Balance - Financial Cash	2,612	(373)	2,239

Picture 9 - Revenue - Participation structure


Other
BRL 114
ml
6%
Network Usage
Services
BRL 5 ml
0%
REVENUE
TOTAL
BRL 2,013 ml
Dealers
BRL 421
ml
21%
Clients
BRL 1,473
ml
73%

	November/19 BRL million	November/19 Participation	October/19 Participation
Revenue	2,013	100%	100%
Clients	1,473	73%	74%
Dealers	421	21%	21%
Other	114	6%	5%
Network Usage Service	5	0%	0%

REVENUE

Revenue retreated in November/19

In November/19 there was a reduction of BRL 106 million in the Revenue account when compared with the previous month (-5.0%), reaching the figure of BRL 2,013 million.

The *Clients* item registered a decrease of BRL 90 million in November/19, totaling BRL 1,473 million, compared with BRL 1,563 million in October/19. The *Dealers* item, on its turn, registered a reduction of BRL 22 million, totaling a cash inflow of BRL 421 million in November/19. In the same direction, *Network Use Services* registered a retraction of BRL 3 million in November/19, with an inflow of BRL 5 million.

- Management reported that the decrease in the *Clients* item in November/19 was due to the lower number of working days (20 working days in November/19 against 23 working days in October/19).
- Management also stated that the fall in *Dealers* in November/19 is also explained by the lower number of working days (20 working days in November/19 against 23 working days in October/19).

On the other hand, the *Other Receipts* heading increased by BRL 9 million in November/19, totaling BRL 114 million, compared with BRL 105 million in October/19.

Statement

NOVEMBER 1st to 30th, 2019

Table 1 - Managerial Cash Flow Statement - Nov/19

BRL million	(A) October 31st, 2019 October/19	(B) - (A) Variation	(B) November 30th, 2019 November/19
BEGINNING BALANCE - Financial Cash	**3,060**	**(448)**	**2,612**
Clients	1,563	*(90)*	1,473
Network Usage Services	8	*(3)*	5
Dealers	443	*(22)*	421
Other	105	*9*	114
Revenue (1)	**2,119**	**(106)**	**2,013**
Personnel	(125)	*(9)*	(134)
Suppliers of Materials/Services	(1,273)	*(1)*	(1,274)
Taxes	(384)	*(20)*	(404)
Judicial Deposits	88	*(55)*	33
Contingencies	-	*(13)*	(13)
Mediation	-	-	-
Payments (2)	**(1,694)**	**(98)**	**(1,792)**
Telemar	(245)	*33*	(212)
OI S.A.	(88)	*34*	(54)
OI Móvel	(548)	*218*	(330)
Investments (3)	**(881)**	**285**	**(596)**
Net Operating Cash Generation (1+2+3)	**(456)**	**81**	**(375)**
Capital Increase	-	-	-
Pharol Agreement	-	-	-
Intra-Group Transactions	-	-	-
Financial Transactions	8	*(6)*	2
Dividends and Interest on Own Capital	-	-	-
FINAL Balance - Financial Cash	**2,612**	**(373)**	**2,239**

Picture 10 - Payments - Participation structure


Other
BRL (20) ml
-1%
Personnel
BRL 134 ml
7%
PAYMENTS
TOTAL
BRL 1,792 ml
Taxes
BRL 404 ml
23%
Suppliers
BRL 1,274 ml
71%

	November/19 BRL million	November/19 Participation	October/19 Participation
Payments	**1,792**	**100%**	**100%**
Suppliers of Materials/Services	1,274	71%	75%
Taxes	404	23%	23%
Personnel	134	7%	7%
Other	(20)	-1%	-5%
Mediation		0%	0%

PAYMENTS

Increase of Payments in November/19

Payments totaled BRL 1,792 million in November/19, an increase of BRL 98 million in relation to the previous month, when the item registered BRL 1,694 million.

The *Judicial Deposits* item had a lower cash inflow in November/19, from BRL 88 million in October/19 to BRL 33 million in November/19. The *Taxes* item increased by BRL 20 million in the month, totaling BRL 404 million. In the same direction, the *Contingencies* item recorded a cash outflow of BRL 13 million in November/19, compared to zero in the previous month.

- With respect to *Judicial Deposits*, Management informed that the noticed decrease in cash inflow refers, for the most part, to the reduction in the unblocking of Judicial Deposits in favor of the Company.
- In relation to *taxes*, management emphasized that the increase is related to a lower offsetting of tax credits.

Finally, the *Personnel* heading registered an increase of BRL 9 million in the month, reaching the level of BRL 134 million, while the *Materials/Services Suppliers* heading closed November/19 with a slight increase of BRL 1 million, totaling BRL 1,274 million. The *Mediation* item remained at zero.

- According to Management, the increase in the *Personnel* heading refers to the payment of the 1st installment of the 13th salary to employees who joined the Company in the current year.

Statement

NOVEMBER 1st to 30th, 2019

Table 1 - Managerial Cash Flow Statement - November/19

BRL million	(A) October 31st, 2019 October/19	(B) - (A) Variation	(B) November 30th, 2019 November/19
BEGINNING BALANCE - Financial Cash	**3,060**	**(448)**	**2,612**
Clients	1,563	*(90)*	1,473
Network Usage Services	8	*(3)*	5
Dealers	443	*(22)*	421
Other	105	*9*	114
Revenue (1)	**2,119**	**(106)**	**2,013**
Personnel	(125)	*(9)*	(134)
Suppliers of Materials/Services	(1,273)	*(1)*	(1,274)
Taxes	(384)	*(20)*	(404)
Judicial Deposits	88	*(55)*	33
Contingencies	-	*(13)*	(13)
Mediation	-	-	-
Payments (2)	**(1,694)**	**(98)**	**(1,792)**
Telemar	(245)	*33*	(212)
Oi S.A.	(88)	*34*	(54)
Oi Móvel	(548)	*218*	(330)
Investments (3)	**(881)**	**285**	**(596)**
Net Operating Cash Generation (1+2+3)	**(456)**	**81**	**(375)**
Capital Increase	-	-	-
Pharol Agreement	-	-	-
Intra-Group Transactions	-	-	-
Financial Transactions	8	*(6)*	2
Dividends and Interest on Own Capital	-	-	-
FINAL Balance - Financial Cash	**2,612**	**(373)**	**2,239**

Picture 11 - Investments - Participation structure


INVESTMENTS TOTAL BRL 596 ml
Oi S.A. BRL 54 ml 9%
Telemar BRL 212 ml 36%
Oi Móvel BRL 330 ml 55%

	November/19 BRL million	November/19 Participation	October/19 Participation
Investments	596	100%	100%
Oi Móvel	330	55%	62%
Telemar	212	36%	28%
Oi S.A.	54	9%	10%

INVESTMENTS

The Companies undergoing Reorganization recorded Payments of *Investments* of BRL 596 million in November/19, a reduction of 32.3% in relation to the previous month, when there was a cash outflow with *Investments* of BRL 881 million.

Investments related to Telemar S.A. fell R$ 33 million, totaling BRL 212 million in November/19. Investments in Oi Móvel S.A. decreased by BRL 218 million, totaling BRL 330 million, while Investments in Oi S.A. decreased from BRL 88 million in October/19 to BRL 54 million in November/19.

- Management emphasized that, despite the negative oscillation, the month's result is within the strategic plan to accelerate the Company's investments, mainly in fiber optics and in the expansion of the mobile network.

NET OPERATING INCOME

The level of *Revenue* in November/19, of BRL 2,013 million, was lower than the total sum of Cash Outflows from *Payments* (BRL 1,792 million) and *Investments* (BRL 596 million) in the month, which contributed directly to the negative balance of BRL 375 million in the Net Operating Cash Generation of the Companies undergoing Reorganization during the month.

- Management informed that the result is in line with the flow foreseen in the Court-Supervised Reorganization Plan.

FINAL BALANCE - FINANCIAL CASH

Financial Operations recorded a positive result of BRL 2 million in November/19, in contrast to the positive result of BRL 8 million in the previous month. The other items remained at zero.

Thus, adding the cash inflow of BRL 2 million from *Financial Transactions* to the negative balance of BRL 375 million from Generation of Net Operating Cash, the Final Balance of the Financial Cash of the Companies undergoing Reorganization was reduced by BRL 373 million in relation to the previous month (drop of 14.3%), totaling BRL 2,239 million.

- Management emphasized that the reduction in the Financial Cash-Flow Closing Balance is mainly related to the Company's strategic plan to accelerate investments in Optical Fibre (FTTH) and Mobile Broadband 4G and 4.5G. In December/19, to reinforce its financial position, an issuance indenture of simple debentures, not convertible into shares, in the amount of BRL 2.5 billion was issued, based on clause 5.3 of the Court-Supervised Reorganization Plan. This reinforcement will allow the maintenance of the level of investments intended in the Strategic Plan for Fiber Optic Acceleration (FTTH) and Mobile Broadband 4G and 4.5G.

Statement

NOVEMBER 1st to 30th, 2019

Table 2 - Direct Cash Flow

BRL million

CONSOLIDATED FOR THE COMPANIES UNDERGOING REORGANIZATION	JUN/18	JUL/18	AUG/18	SEP/18	OCT/18	NOV/18	DEC/18	JAN/19	FEB/19	MAR/19	APR/19	MAY/19	JUN/19	JUL/19	AUG/19	SEP/19	OCT/19	NOV19
Opening Balance – Financial Cash	**4,602**	**4,819**	**4,677**	**4,721**	**4,816**	**4,379**	**4,362**	**4,489**	**7,616**	**5,943**	**6,010**	**4,614**	**4,308**	**4,145**	**3,621**	**3,083**	**3,060**	**2,612**
Revenue	**2,738**	**2,689**	**2,869**	**2,694**	**2,898**	**2,816**	**2,646**	**2,483**	**2,400**	**2,248**	**2,090**	**2,816**	**2,110**	**2,369**	**1,991**	**2,033**	**2,119**	**2,013**
Clients	1,734	1,836	1,731	1,681	1,756	1,807	1,697	1,628	1,541	1,572	1,570	1,660	1,496	1,616	1,511	1,495	1,563	1,473
Network Usage Services	467	228	210	205	204	192	192	177	191	151	6	252	5	43	9	9	8	5
Dealers	471	431	518	420	466	478	412	498	400	411	427	446	395	453	433	421	443	421
Other	64	94	200	388	472	338	344	160	268	114	87	457	214	257	38	108	105	114
Payments	**(2,223)**	**(2,383)**	**(2,279)**	**(2,276)**	**(2,761)**	**(2,432)**	**(2,286)**	**(2,733)**	**(2,806)**	**(1,821)**	**(2,984)**	**(2,680)**	**(1,743)**	**(2,207)**	**(1,677)**	**(1,471)**	**(1,694)**	**(1,792)**
Personnel	(147)	(186)	(170)	(140)	(137)	(133)	(244)	(200)	(172)	(144)	(320)	(180)	(152)	(151)	(138)	(136)	(125)	(134)
Suppliers of Materials and Services	(1,568)	(1,698)	(1,604)	(1,640)	(2,048)	(1,775)	(1,508)	(1,829)	(1,670)	(1,239)	(1,496)	(1,905)	(1,112)	(1,640)	(1,178)	(960)	(1,273)	(1,274)
Materials/Services	(1,101)	(1,470)	(1,393)	(1,433)	(1,842)	(1,581)	(1,315)	(1,649)	(1,478)	(1,087)	(1,490)	(1,654)	(1,105)	(1,594)	(1,169)	(951)	(1,264)	(1,268)
Plant Maintenance	(283)	(312)	(297)	(299)	(332)	(347)	(425)	(406)	(344)	(305)	(324)	(322)	(331)	(336)	(348)	(329)	(339)	(371)
Rent	(260)	(322)	(349)	(329)	(336)	(338)	(297)	(401)	(438)	(273)	(407)	(432)	(255)	(424)	(292)	(194)	(368)	(311)
Data Processing/Print Shop	(108)	(132)	(122)	(103)	(134)	(129)	(97)	(134)	(122)	(108)	(139)	(94)	(99)	(126)	(94)	(10)	(28)	(156)
Services/Collection Call Center	(104)	(140)	(138)	(104)	(138)	(147)	(163)	(129)	(155)	(113)	(135)	(138)	(121)	(116)	(128)	(124)	(103)	(125)
Dealers	(99)	(111)	(108)	(109)	(112)	(116)	(110)	(115)	(115)	(105)	(100)	(109)	(99)	(103)	(98)	(102)	(101)	(103)
Consultancy / Audits / Fees	(35)	(75)	(71)	(45)	(96)	(74)	(52)	(124)	(50)	(34)	(76)	(42)	(24)	(71)	(41)	(25)	(39)	(32)
Other Services/Payments	(212)	(378)	(308)	(444)	(694)	(430)	(171)	(340)	(254)	(149)	(309)	(517)	(176)	(418)	(168)	(167)	(286)	(170)
Network Usage Services	(467)	(228)	(211)	(207)	(206)	(194)	(193)	(180)	(192)	(152)	(6)	(251)	(7)	(46)	(9)	(9)	(9)	(6)
Taxes	(518)	(531)	(507)	(516)	(551)	(543)	(576)	(683)	(566)	(524)	(1,221)	(500)	(501)	(478)	(407)	(400)	(384)	(404)
Judicial Deposits	11	50	46	40	41	55	75	34	51	91	78	41	32	71	153	29	88	33
Contingencies	(1)	(8)	-	(4)	(2)	(1)	(12)	(5)	(6)	(5)	(5)	(16)	(10)	(9)	(7)	(4)	-	(13)
Mediation	-	(10)	(44)	(16)	(54)	(35)	(20)	(50)	(442)	-	-	-	-	-	-	-	-	-
Investments	**(377)**	**(370)**	**(383)**	**(338)**	**(682)**	**(421)**	**(344)**	**(803)**	**(482)**	**(384)**	**(640)**	**(872)**	**(644)**	**(702)**	**(868)**	**(682)**	**(881)**	**(698)**
Telemar	(170)	(154)	(178)	(147)	(222)	(193)	(174)	(234)	(208)	(172)	(230)	(279)	(206)	(245)	(232)	(215)	(245)	(212)
OI S.A.	(63)	(52)	(47)	(64)	(76)	(58)	(46)	(103)	(83)	(51)	(81)	(99)	(54)	(83)	(61)	(62)	(88)	(54)
OI Móvel	(144)	(164)	(138)	(128)	(284)	(170)	(124)	(266)	(191)	(161)	(229)	(294)	(284)	(374)	(363)	(315)	(548)	(330)
Operational Generation	**136**	**(164)**	**17**	**78**	**(436)**	**(38)**	**16**	**(873)**	**(887)**	**43**	**(1,414)**	**(417)**	**(177)**	**(540)**	**(242)**	**(30)**	**(458)**	**(376)**
Capital Increase	-	-	-	-	-	-	-	4,007	-	-	-	-	-	-	-	-	-	-
Pharol Agreement	-	-	-	-	-	-	-	(106)	-	-	-	-	-	-	-	-	-	-
Intra-Group Transactions	55	3	(1)	-	-	-	14	-	-	-	-	100	-	-	-	-	-	-
Financial Transactions	26	19	28	15	(1)	21	23	18	(685)	24	17	9	16	16	(296)	7	8	2
Dividends and Interest on Own Capital	-	-	-	-	-	-	54	-	-	-	-	-	-	-	-	-	-	-
Closing Balance – Financial Cash	**4,819**	**4,677**	**4,721**	**4,816**	**4,379**	**4,362**	**4,489**	**7,616**	**5,943**	**6,010**	**4,614**	**4,308**	**4,145**	**3,621**	**3,083**	**3,060**	**2,612**	**2,239**

CREDITOR SERVICE

The Judicial Administrator remains dedicated to assisting this Court in the organization of the numerous letters received from other Judges requesting authorization to create lies on the assets of the Companies undergoing Reorganization for the payment of credits not included in the Reorganization, in a procedure that, on one hand, unites speed and security for the benefit of the Creditors, and, on the other hand, allows the Oi Group to be built up and the Court-Supervised Reorganization Plan to be complied with.

For this purpose, this Administration makes available on a monthly basis on the site of Court-Supervised Reorganization (www.recuperacaojudicaloi.com.br), which already has 1,245,804 hits, the list of the letters received from the registry office of the 7th Business Court - 20,147 requests having already been processed - and the credits paid by the Oi Group.

In relation to the competition credits, the Judicial Administrator remains focused on clarifying doubts about mediation procedures, clauses and compliance with the approved Court-Supervised Reorganization Plan, and is constantly contacted by national and international creditors, either by telephone on +55 (21) 2272-9300, or by e-mail credoroi@wald.com.br.

During the month, this Administration followed the mediation procedure related to the procedural incidents, in accordance with the decision of pages 341.970/341.973. This mediation aims to stimulate a composition between creditors and debtors to define the value of the credits, from an online platform, which already has more than 8 thousand agreements signed.

In addition, this Administration makes available on the Court-Supervised Reorganization site the list of procedural incidents sentenced, which is periodically updated.

SUMMARY OF THE PROCEEDINGS

Below, the AJ lists the manifestations presented in the electronic process after the last Monthly Activity Report, with the indication of the respective pages.

Pages	Monthly report on the activities carried out by Companies undergoing Reorganization (for the months of September and October 2019).	December 16th, 2019
Pages 422.141/422.145	Manifestation of the Judicial Administrator about the requests of the Companies undergoing Reorganization for authorization to sell properties located in Goiânia (GO) and Florianópolis (SC).	January 14th, 2020

In addition, in response to letters and requests addressed directly to the Judicial Administrator by the most diverse Courts in the country, the Judicial Administrator presented several manifestations in cases filed against the Companies undergoing Reorganization.

SUPERVISION CONCERNING COMPLIANCE WITH THE COURT-SUPERVISED REORGANIZATION PLAN

The Court-Supervised Reorganization Plan ("PRJ") submitted by the Companies undergoing Reorganization was approved by the Creditors present at the General Meeting of Creditors held on December 19, 2017, being homologated, with exceptions, by this Honorable Court, pursuant to the decision on pages 254.741/254.756.

Thus, this Management remains focused on the supervision of the compliance with the obligations undertaken by the Companies undergoing Reorganization in the homologated Court-Supervised Reorganization Plan, having, for this purpose, held periodic meetings with the Company and analyzed all the pertinent documentation.

As a result of this supervision, the Judicial Administrators informs that, in the month of **November 2019,** only the obligations that have a maturity period linked to the transit in res judicata of the original records, as established in the Court-Supervised Reorganization Plan, became payable. Monthly, this Administration receives the list of labor credits paid throughout the month, due to the end of the grace period (180 days counted from the transit in res judicata of the lawsuit of origin - clause 4.1.1 of the Court-Supervised Reorganization Plan - PRJ).

Finally, with regard to mediation with illiquid credits, the Judicial Administrator informs that it continues monitoring the procedure and the functioning of the FGV Platform, available for access since July 26, 2018.

Avenida Franklin Roosevelt,
no. 115, 4º andar
ZIP CODE 20021-120
Rio de Janeiro, RJ - Brazil

Avenida Juscelino Kubitschek,
no. 510, 8º andar
ZIP CODE 04543-906
São Paulo, SP - Brazil

Rua James Joule,
no. 92, 10º andar
Brooklin Novo,
ZIP CODE 04576-080
São Paulo, SP - Brazil